

December 30, 2020

Marc Benioff
Chief Executive Officer
salesforce.com, inc.
415 Mission Street, 3rd Floor
San Francisco, CA 94105

> **Re: salesforce.com, inc.**
> **Registration Statement on Form S-4**
> **Filed December 23, 2020**
> **File No. 333-251658**

Dear Mr. Benioff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ronald C. Chen, Esq.